UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited

(Registrant)

Date May 22, 2015	By /s/ Wang Jian

Name: Wang Jian

Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPPLEMENTARY NOTICE OF 2014 AGM

SUPPLEMENTAL NOTICE OF 2014 AGM

Reference is made to: (i) the notice (the “Notice”) of the 2014 annual general meeting of the Company (“2014 AGM”) dated 30 April 2015 which set out the time and venue of the 2014 AGM and the resolutions (the “Original Resolutions”, each an “Original Resolution”) to be proposed before the 2014 AGM for approval by the shareholders of the Company (the “Shareholders”); and (ii) the circular of the Company dated 26 May 2015 in relation to aircraft finance lease (the “Circular”). Unless otherwise stated, the terms used herein shall have the same meanings as those defined in the Notice and the Circular.

Subsequent to the despatch of the Notice, the Company received on 22 May 2015 from CEA Holding, the controlling Shareholder, a notice of its intention to propose three additional resolutions for consideration and approval at the 2014 AGM.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN THAT, in addition to the Original Resolutions, the following resolutions (the “New Resolutions”) will be included in the Notice as three newly added resolutions numbered 16, 17 and 18 for approval by the Shareholders by way of ordinary resolution at the 2014 AGM. Save for the above, all information and contents set out in the Notice remain unchanged.

16.	Ordinary Resolution: “THAT, to elect Mr. Tian Liuwen (FR i) as a director of the seventh session of the Board, with a term of office in line with the current session of the Board.” (Note 1)

17.	Ordinary Resolution: “THAT, to elect of Mr. Shao Ruiqing (1I瑞慶) as an independent non-executive director of the seventh session of the Board, with a term of office in line with the current session of the Board.” (Note 1)

18.	Ordinary Resolution: “THAT, to agree the entering into the Master Lease Agreement between the Company and CES International Financial Leasing Corporation Limited (“CES Leasing”) in relation to the finance lease from CES Leasing to the Company no more than 23 aircraft, with the lease term of 120 months, the leasing interest rate of 6 month USD LIBOR plus 1% to 3%, the total leasing arrangement fee of no more than RMB75 million, the total rental fee (including the principal and interest) of no more than USD1.7 billion; and that to authorise the President of the Company to take charge of the specific implementation.” (Details of the Master Lease Agreement are set out in the Circular.)

NEW PROXY FORM

Since the proxy form for the 2014 AGM (the “Old Proxy Form”) sent together with the Notice does not contain the newly added resolutions as set out in this supplemental notice to be approved at the 2014 AGM, a new proxy form for the 2014 AGM (the “New Proxy Form”) has been prepared and is enclosed with this supplemental notice.

You are requested to complete and return the New Proxy Form in accordance with the instructions printed thereon to Hong Kong Registrars Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time appointed for holding the 2014 AGM or any adjournment thereof (the “Closing Time”).

A Shareholder who has not yet lodged the Old Proxy Form with the Company’s registrar is requested to lodge the New Proxy Form if he or she wishes to appoint proxies to attend the 2014 AGM on his or her behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

A Shareholder who has already lodged the Old Proxy Form with the Company’s registrar should note that:

(i)	If no New Proxy Form is lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the Shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the 2014 AGM other than those referred to in the Notice and the Old Proxy Form, including the newly added resolutions as set out in this supplemental notice.

(ii)	If the New Proxy Form is lodged with the Company’s registrar before Closing Time, the New Proxy Form will revoke and supersede the Old Proxy Form previously lodged by him or her. The New Proxy Form will be treated as a valid proxy form lodged by the Shareholder if correctly completed.

(iii)	If the New Proxy Form is lodged with the Company’s registrar after the Closing Time, the New Proxy Form will be invalid. However, it will revoke the Old Proxy Form previously lodged by the Shareholder, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or the New Proxy Form) will not be counted in any poll which may be taken on a proposed resolution.

Accordingly, Shareholders are advised not to lodge the New Proxy Form after the Closing Time. If such Shareholders wish to vote at the 2014 AGM, they will have to attend in person and vote at the 2014 AGM themselves. Shareholders are reminded that completion and delivery of the Old Proxy Form and/or the New Proxy Form will not preclude Shareholders from attending and voting in person at the 2014 AGM or at any adjournment thereof should they so wish.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary
Shanghai, the PRC
26 May 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Sandy Ke-Yaw Liu (Independent non-executive Director), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director) and Ma Weihua (Independent non-executive Director).

Notes:

1.	Proposed change of directors

Biographical details of the proposed directors of the seventh session of the Board are set out below:

Mr. Tian Liuwen, aged 56, is currently a vice president of the Company and a party member of CEA Holding. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the head of the general manager office and chairman of the labour union and deputy general manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the vice president and subsequently president of the Hebei Branch of the Company. From April 2005 to January 2008, he was the president of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., from January 2008 to December 2011. Since December 2011, he has been the vice president of the Company. From December 2011 to June 2013, he was the president of Shanghai Airlines. Since June 2014, he has been a party member of CEA Holding. He obtained an EMBA degree from Nanjing University and is qualified as senior economist.

As at the date of this notice, Mr. Tian holds 473,330 H shares appreciation rights under the H shares appreciation rights scheme adopted by the Company on 9 November 2012.

Mr. Shao Ruiqing, aged 58, currently serves as a professor in accounting and a mentor to doctoral students at the Shanghai Lixin University of Commerce. Mr. Shao served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University and the deputy dean of Shanghai Lixin University of Commerce. Mr. Shao served as an independent non-executive Director of the Company from June 2010 to April 2014. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Transport of the PRC, as an expert in finance and accounting. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia.

As far as the directors of the Company (the “Directors”) are aware and save as disclosed above, Mr. Tian Liuwen and Mr. Shao Ruiqing (i) do not presently, and did not in the last 3 years, hold any other position in the Company or any of its subsidiaries; (ii) have not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) have no other major appointment or professional qualification; (iv) do not have any other relationship with any Director, senior management or substantial or controlling Shareholder; and (v) do not have, or are deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the SFO. There are no service contracts between the Company and the above mentioned persons in respect of their proposed appointments as Directors. The remuneration of Mr. Tian Liuwen and Mr. Shao Ruiqing will be determined according to the remuneration policy of the Company, their responsibilities and the prevailing market conditions. The term of office of the Directors of the seventh session of the Board is three years. Save as disclosed in this notice, the Board is not aware of any other matter in relation to the proposed appointments of Mr. Tian Liuwen and Mr. Shao Ruiqing which are required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Shareholders.

2.	Abstention from voting

CEA Holding and its associates will abstain from voting on the additional resolution no. 18.

– 4 –